Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance, Office of Life Sciences

Re:	Unum Therapeutics Inc.
Amendment No. 3 to Proxy Statement on Schedule 14A
Filed October 2, 2020
File No. 001-38443

Ladies and Gentlemen:

This letter is submitted on behalf of Cogent Biosciences, Inc. (formerly known as Unum Therapeutics Inc.) (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Preliminary Proxy on Schedule 14A filed on October 2, 2020 (the “Amendment No. 3”), as set forth in your letter, dated October 5, 2020, addressed to Dr. Charles Wilson, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 4 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italicized, bold type, with responses immediately following such comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Amendment No. 3, and page references in the responses refer to Amendment No. 4. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 4.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 4 (marked to show changes from Amendment No. 3).

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Overview of KIQ, page 25

1.

We note your revised disclosure in response to prior comment 1 that PLX9486 was in Phase II clinical development and the disclosure that this product candidate is a “highly potent” inhibitor. Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Response to Comment 1: In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 21, 24, 25 and 82.

2.

We note that in response to prior comment 2 you have included a redacted version of the license agreement with Plexxicon Inc. as annex to your proxy statement. Since it does not appear that you have filed the license agreement as an exhibit to one of the forms under the Securities Act or the Exchange Act that are designated in Item 601 of Regulation S-K, it is unclear which rule or regulation you are relying on to redact provisions from this agreement. Please advise. Please also disclose the aggregate amounts paid or received to date under agreement and the aggregate future potential milestone payments to be paid under the license agreement.

Response to Comment 2: In response to the Staff’s comment, the Company has filed the License Agreement as Exhibit 10.6 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, originally filed with the SEC on August 11, 2020, as amended on October 6, 2020, and incorporated the filing by reference into Amendment No. 4. The Company has also revised the disclosure on page 26 to disclose the aggregate amounts paid or received to date under the License Agreement and the aggregate future potential milestone payments to be paid under the License Agreement.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1861 or by email at AGoodman@goodwinlaw.com.

Very truly yours,

/s/ Andrew Goodman

Andrew Goodman

Enclosures:

cc:	Charles Wilson, Ph.D., President and Chief Executive Officer, Cogent Biosciences, Inc.

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